UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                           (Amendment No. ___________)


                              VOV ENTERPRISES, INC.
                              ---------------------
                                (Name of Issuer)


                            No Par Value Common Stock
                            -------------------------
                         (Title of Class of Securities)


                                    918274103
                                    ---------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP NO. 918274103

Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Mathis Family Partners, Ltd.

Check the Appropriate Box of a Member of a Group (See Instructions)

(1)      [    ]
(2)      [    ]

SEC Use Only

Citizen ship or Place of Organization

                  USA

                           (5)     Sole Voting Power                   298,334

Number of Shares           (6)     Shared Voting Power                     -0-
Beneficially Owned
by Each Reporting          (7)     Sole Dispositive Power              298,334
Person with
                           (8)     Shared Dispositive Power                -0-

Aggregate Amount Beneficially Owned by Each Reporting Person

                  298,334 shares of Common Stock.

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]


Percent of Class represented by Amount in Row (9)

                  Approximately 30.6%.

(12)     Type of Reporting Person (See Instructions)

         Limited Partnership-PN

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


Item 1(a). Name of Issuer:

                           Vov Enterprises, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

            26 West Dry Creek Circle, Suite 600, Littleton, CO 80120

Item 2(a). Name of Person Filing:

                           Earnest Mathis

Item 2(b). Address of Principal Business Office, or if none, Residence:

            26 West Dry Creek Circle, Suite 600, Littleton, CO 80120

Item 2(c). Citizenship:

                           United States

Item 2(d). Title of Class of Securities:

                           No par value Common Stock

Item 2(e). CUSIP Number:

                           918274103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (1) [ ] Broker or Dealer  registered under Section 15 of the Act
           (2) [ ] Bank as defined in section 3(a)(6) of the Act
           (3) [ ] Insurance Company registered under section 8 of the Investment Company Act
           (4) [ ] Investment company registered under section 203 of the Investment Company Act
           (5) [ ] Investment Adviser registered under section 203 of the Investment Advisers
           (6) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the employee Retirement Income Security Act of 1974 or Endowment Fund: See 240.13d-1(b)(1)(ii)(F)
           (7) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)
                   (G) (Note: See Item 7)
           (8) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership:

     If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.

(1)      Amount Beneficially Owned:

                           298,334 shares of Common Stock

(2)      Percent of Class:

                           30.6%

(3) Number of shares as to which such person has:

          (1)  sole power to vote or to direct the vote: 298,334 shares

          (2)  shared power to vote or to direct the vote:  0

          (3)  sole power to dispose or to direct disposition of: 298,334 shares

          (4)  shared power to dispose or to direct the disposition of: 0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment is not required.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

Item 9. Notice of Dissolution of Group

     Notice of dissolution of group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by member of the group, in their individual capacity. See Item 5.

                  Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2000
                                     Dated


                                     MATHIS FAMILY PARTNERS, LTD.


                                     Earnest Mathis, General Partner

                                     ------------------------------------
                                     Earnest Mathis



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